Shanda Games to Start Commercial Launch of AION on April 16, 2009

Shanghai, China – April 13, 2009 – Shanda Interactive Entertainment Limited (NasdaqGS: SNDA) (“Shanda” or the “Compan”) today announced that its wholly-owned subsidiary Shanda Games Limited (“Shanda Games” or  “SDG”) plans to start commercial launch of AION: The Tower of Eternity (“AION”), a highly anticipated massively multiplayer online role-playing game (MMORPG) in its games portfolio, on April 16, 2009.

Since the launch of unlimited closed-beta testing on April 8, 2009, AION has been well received by players on the strength of its elaborate graphic design and innovative game play. On the first day of testing, Shanda Games opened 80 servers for AION to meet increasing player demands. Shanda Games will offer the commercialized version of AION entitled “Dragon Fortress” starting April 16, 2009.

“We are very pleased with our users’ overwhelming response to and popularity of AION during this short period, which we believe further validates the success of our multi-channel strategy to source content for our games portfolio,” said Ms. Diana Li, Chief Executive Officer of Shanda Games. “Our content sourcing and management capabilities coupled with marketing and operational expertise, talent and constant innovation is the foundation for our continuing growth. We believe we will be able to provide AION users with the best possible gaming experience.”

AION is a 3D MMORPG developed by NCsoft, a leading Korean game developer. The game combines an eastern-style focus on detailed visuals and design with western action-oriented game-play. In AION, players must fight to save a beautiful and vibrant world from being destroyed by a celestial war. During their adventures, players’ characters earn the ability to fly which adds a fun and strategic dimension to the game-play.

As a visually stunning fantasy 3D MMORPG, AION has received much acclaim and multiple awards since its release in Korea. The game was selected as the “Most Anticipated Online Game in 2009” at the 2008 China Game Industry Annual Conference and the “Most Anticipated Online Game of the Year” at the 2008 Annual Conference of the Chinese e-Game Industry. Both these awards are considered among the most prestigious within China’s online game industry.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements in this announcement that are not historical facts, including but not limited to the statements regarding the future performance of AION, represent only the Company’s current expectations, assumptions, estimates and projections and are forward-looking statements. These forward-looking statements involve various risks and uncertainties. Important risks and uncertainties that could cause the Company’s actual results to be materially different from expectations include but are not limited to the risk that the commercialization of AION is not well received by players and the risks set forth in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Shanda Interactive Entertainment Limited

Shanda Interactive Entertainment Limited (NasdaqGS: SNDA) is a leading interactive entertainment media company in China. Shanda offers a portfolio of diversified entertainment content including some of the most popular massively multi-player online role-playing games (MMORPGs) and advanced casual online games in China, as well as online chess and board games, e-sports game platform and a variety of cartoons, literature works and music. Shanda’s interactive entertainment platform attracts a large and loyal user base, of which more and more is coming from homes. Each user can interact with thousands of other users and enjoy the interactive entertainment content that Shanda provides. Interaction enriches your life. For more information about Shanda, please visit http://www.snda.com.

About Shanda Games

Shanda Games Limited (“Shanda Games” or “SDG”) is a leading online game developer, operator and publisher in China. SDG offers a diversified game portfolio, which includes some of the most popular massively multiplayer online role-playing games (MMORPGs) and casual games in China, targeting a large and diverse community of users. SDG manages and operates online games which are developed in-house, co-developed with world-leading game developers, acquired through investments or licensed from third-parties. SDG is a wholly-owned subsidiary of Shanda Interactive Entertainment Limited.

Contact

Shanda Interactive Entertainment Ltd.

Maggie Yun Zhou, IR manager

Vivian Chen, IR manager

Phone: +86-21-5050-4740 (Shanghai)

Email: IR@snda.com